EXHIBIT 99.1

Valneva Reports Full Year 2021 Revenue and Cash; Provides First 2022 Guidance

Total revenues of €348.1 million in 2021 compared to €110.3 million in 2020 – an increase of 216%

  Includes €94.8 million of product and other revenues (excluding COVID), at the higher end of the Company’s previously communicated guidance of €85 to €100 million, and
  €253.3 million of COVID-related revenues under the terminated UK agreement

Strong cash position of €346.7 million at end of December 31, 2021

  Reflects $209.6 million of combined gross proceeds from Nasdaq Initial Public Offering (IPO) and European placement in May 2021, plus November 2021 follow-on offering, and
  Significant pre-payments under the EC COVID-19 vaccine supply agreement

Full year 2022 financial guidance

  Total revenues expected between €430 to €590 million, including:
    €350 to €500 million of COVID-19 vaccine sales subject to regulatory approvals and deliveries of VLA20011,
    €60 to €70 million of other vaccine sales
    Approximately €20 million of Other Revenues (revenues from collaborations, licensing and services)

Key milestones achieved include:

Lyme Disease Vaccine Candidate VLA15

  Further positive Phase 2 results, including booster response

Inactivated COVID-19 Vaccine Candidate VLA2001

  Positive pivotal Phase 3 results
  Advance Purchase Agreement approved by European Commission (EC) for up to
  60 million doses in 2022 and 2023
  Initiation of rolling submissions to the European Medicines Agency (EMA) as well as the UK and Bahraini agencies (MHRA and NHRA, respectively)
  Positive homologous booster results between seven to eight months after primary vaccination
  Confirmed neutralization of Omicron and Delta variants in laboratory studies

Single-Shot Chikungunya Vaccine Candidate VLA1553

  Positive pivotal and lot-to-lot Phase 3 results

Raised approximately $210 million

  Successful Nasdaq IPO and concurrent private placement in Europe
  Successful follow-on equity offering in the US and Europe

Saint-Herblain (France), February 3, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) a specialty vaccine company, today reported its revenue and cash balance for the full year 2021 and provided full year 2022 revenue guidance. The Company will report its 2021 audited consolidated financial statements in March 2022.

Peter Bühler, Valneva’s Chief Financial Officer, commented, “2021 was an exceptional year for Valneva, marked by the EC COVID-19 supply agreement, our successful Nasdaq listing and the great progress made across our R&D pipeline. We reported positive Phase 3 results for two vaccine candidates (COVID-19 and chikungunya) and we expect both vaccines, if approved, to make a positive change to people’s lives. With close to €350 million in cash, we entered 2022 in a strong position and will continue to focus on gaining regulatory approvals and preparing market entry for our key late stage programs.”

Revenues
Valneva’s total revenues were €348.1 million in 2021 compared to €110.3 million in 2020, an increase of 216%.
Product sales decreased by 4.5% to €63.0 million in 2021 compared to €65.9 million in 2020 as the travel industry continued to be impacted by the COVID-19 pandemic. On a constant exchange rate (CER) basis, product sales also decreased by 4.5% in 2021 as compared to 2020.
IXIARO®/JESPECT® sales decreased by 6.9% (5.7% at CER) to €45.1 million in 2021 compared to €48.5 million in 2020. The impact of the COVID-19 pandemic was mitigated by sales to the U.S. Government’s Department of Defense (DoD) during the period.
DUKORAL® sales declined by 81.7% (82.4% at CER) to €2.4 million in 2021 compared to €13.3 million in 2020.
Third Party product sales grew by 271.3% to €15.4 million in 2021 from €4.2 million in 2020. The increase in Third Party product sales was driven by incremental sales related to Valneva’s distribution agreement with Bavarian Nordic for the sales of Rabipur®/RabAvert® and Encepur®, which commenced in certain territories in 2021.
Other Revenues, including revenues from collaborations, licensing and services, amounted to €285.1 million in 2021 compared to €44.4 million in 2020. This increase was attributable to revenues recognized in relation to the terminated UK COVID-19 vaccine supply agreement for non-refundable payments received during the duration of the contract.

Liquidity
Cash and cash equivalents increased to €346.7 million as of December 31, 2021, compared to €204.4 million as of December 31, 2020, and included $209.6 million of combined gross proceeds from the two successful equity offerings the Company completed in 2021 as well as pre-payments for future COVID-19 vaccine deliveries to the EC.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 investors@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to expected total revenues for full fiscal year 2022. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, the ability to obtain or maintain patent or other proprietary intellectual property protection, the cancellation of existing contracts, including but not limited to the HMG Supply Agreement, and the impact of the COVID-19 pandemic, the occurrence of any of which could substantially harm Valneva’s business, financial condition, prospects and results of operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Valneva Confirms Clinical Trial and Regulatory Submission Timelines for its Inactivated COVID-19 Vaccine Candidate VLA2001